Filed pursuant to Rule 424(b)(3)
Registration No. 333-130682

PROSPECTUS

$175,000,000

HECLA MINING COMPANY

Common Stock
Warrants

This prospectus relates to up to $175,000,000 of common stock and warrants that Hecla Mining Company (together with its subsidiaries, “Hecla,” “we,” “us,” or “our company”) may offer and sell from time to time in connection with business combination transactions, including acquisitions of other businesses, assets, properties or securities.

The amount and type of consideration we will offer and the other specific terms of each acquisition will be determined by negotiations with the owners or controlling persons of the businesses, assets or securities to be acquired. We may structure business acquisitions in a variety of ways, including acquiring stock, other equity interests or assets of the acquired business or merging the acquired business with us or one of our subsidiaries. We do not expect to receive any cash proceeds from the sale of securities issued pursuant to this prospectus. We may be required to provide further information by means of a post-effective amendment to the registration statement of which this prospectus is a part or a supplement to this prospectus once we know the actual information concerning a specific acquisition.

We will pay all of the expenses of this offering. We will not pay any underwriting discounts or commissions in connection with issuing securities in acquisitions, although we may pay finder’s or investment banking fees in specific acquisitions. Any person receiving a finder’s or investment banking fee may be deemed an underwriter within the meaning of the Securities Act of 1933, as amended.

The persons who receive securities pursuant to this prospectus, including shares issued upon the exercise of warrants, also may offer and resell from time to time those securities pursuant to this prospectus, subject to certain conditions. We have not authorized any person to use this prospectus in connection with resales of securities without our prior consent.

Our common stock is traded on the New York Stock Exchange under the trading symbol “HL.”

The securities offered in this prospectus involve a high degree of risk. You should carefully consider the matters set forth in “Risk Factors” beginning on page 1 of this prospectus in determining whether to purchase our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 25, 2006.

Risk Factors

An investment in our securities involves a high degree of risk. You should consider the following discussion of risks in addition to the other information in this prospectus before purchasing any of our securities. In addition to historical information, the information in this prospectus contains forward-looking statements about our future business and performance. Our actual operating results and financial performance may be very different from what we expect as of the date of this prospectus. The risks below address some of the factors that may affect our future operating results and financial performance.

The following risks and uncertainties, together with the other information set forth in this prospectus, should be carefully considered by current and future investors in our securities. Any of the following risks could materially adversely affect our business, financial condition or operating results and could negatively impact the value of our common stock.

Although we had gross profit in the first nine months of 2005 and in 2004, 2003 and 2002, and net income in 2002, we had a net loss in the first nine months of 2005 and in 2004 and 2003 and there can be no assurance that our operations will be profitable in the future.

For the nine months ended September 30, 2005 we reported a gross profit of $11.6 million. For the years ended December 31, 2004, 2003 and 2002, we reported increased gross profits of $37.4 million, $35.0 million and $23.7 million, respectively, primarily due to increased production of silver and gold and higher metals prices. For the nine months ended September 30, 2005 we reported a net loss of $18.1 million. Results at our San Sebastian and La Camorra units negatively impacted our gross profit during the first nine months of 2005. A strike in Mexico during the first half of 2005, ending in June 2005, resulted in no sales recorded during the first six months of 2005 for the San Sebastian unit. Sales from the San Sebastian unit for the third quarter and first nine months of 2005 totaled approximately $7.0 million in each case, compared to sales of $7.1 million and $27.2 million for the same periods in 2004. At our La Camorra unit gross profit was negatively impacted because approximately 22% and 31% fewer ounces of gold were produced, respectively, compared to the third quarter and first nine months of 2004, due to a work slow-down, lower ore grades and fewer tons milled. In 2004 and 2003, we reported net losses of $6.1 million and $6.0 million, respectively, primarily due to non-cash provisions for future environmental and reclamation costs ($9.2 million and $23.1 million, respectively), increases in exploration expenditures ($6.4 million and $4.4 million, respectively) and increased pre-development expenditures ($2.8 million and $0.7 million, respectively). In 2002, we reported net income of $8.6 million.

Many of the factors affecting our operating results are beyond our control, including gold, silver, zinc and lead prices, expectations with respect to the rate of inflation, the relative strength of the United States dollar and certain other currencies, interest rates, global or regional political or economic policies, developments and crises, global or regional demand, governmental regulations, smelter operations and costs, continuity of orebodies, and speculation and sales by central banks and other holders and producers of gold and silver in response to these factors. We cannot foresee whether our operations will continue to generate sufficient revenue in order for us to generate net cash from operating activities. While metal prices have steadily improved during the last few years, there can be no assurance such prices will continue at or above current levels.

We are currently involved in ongoing litigation that may adversely affect us.

There are several ongoing lawsuits in which we are involved. If any of these cases result in a substantial monetary judgment against us, is settled on unfavorable terms, or impacts our future operations, our results of operations, financial condition and cash flows could be materially adversely affected. For example, we may ultimately incur environmental remediation costs substantially in excess of the amounts we have accrued and the plaintiffs in environmental proceedings may be awarded substantial damages, which costs and damages we may not be able to recover from our insurers.

Bunker Hill Superfund Site

In 1994, we, as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), entered into a Consent Decree with the Environmental Protection Agency (“EPA”) and the State of Idaho concerning environmental remediation obligations at the Bunker Hill Superfund site, a 21-square mile site located near Kellogg, Idaho. The 1994 Consent Decree (the “1994 Decree”) settled our response-cost responsibility under CERCLA at the Bunker Hill site. In August 2000, Sunshine Mining and Refining Company, which was also a party to the 1994 Decree, filed for Chapter 11 bankruptcy and in January 2001, the United States Federal District Court in Idaho approved a new Consent Decree between Sunshine, the U.S. Government and the Coeur d’Alene Indian Tribe, which settled Sunshine’s environmental liabilities in the Coeur d’Alene River Basin (“Basin”) lawsuits described below, and released Sunshine from further obligations under the 1994 Decree.

In response to a request by us and ASARCO Incorporated (“ASARCO”), the Federal District Court, having jurisdiction over the 1994 Decree, issued an order in September 2001 that the 1994 Decree should be modified in light of a significant change in factual circumstances not reasonably anticipated by the mining companies at the time they signed the 1994 Decree. In its Order, the Court reserved the final ruling on the appropriate modification to the 1994 Decree until after the issuance by the EPA of a Record of Decision (“ROD”) on the Basin-wide Remedial Investigation/Feasibility Study. The EPA issued the ROD in September 2002, proposing a $359 million Basin-wide clean-up plan to be implemented over 30 years. The ROD also establishes a review process at the end of the 30-year period to determine if further remediation would be appropriate. Based on the 2001 Order issued by the Court, in April 2003, we and ASARCO requested that the Court release both parties from future work under the 1994 Decree within the Bunker Hill site.

In November 2003, the Federal District Court issued its order on ASARCO’s and our request for final relief on the motion to modify the 1994 Decree. The Court held that we and ASARCO were entitled to a reduction of $7.0 million from the remaining work or costs under the 1994 Decree. Pursuant to the Court’s order, the parties to the 1994 Decree negotiated an agreement for crediting this reduction against the government’s alleged past costs under the 1994 Decree. In January 2004, the United States and the State of Idaho appealed the Federal District Court’s order modifying the 1994 Decree. In December 2005, the U.S. Ninth Circuit Court of Appeals reversed the Federal District Court’s modification of the 1994 Decree, including the $7 million reduction from the parties’ obligations under the 1994 Decree. We anticipate requesting a rehearing of this case by the Ninth Circuit Court of Appeals. However, there can be no assurance as to the success of any rehearing or appeal.

Shortly after the Ninth Circuit Court of Appeals ruling in December 2005, we received notice that the EPA allegedly incurred $14.6 million in costs relating to the Bunker Hill site from January 2002 to March 2005. The notice was provided so that we and ASARCO may have an opportunity to review and comment on the EPA’s alleged costs prior to the EPA’s submission of a formal demand for reimbursement. We expect to receive a formal demand for reimbursement during the first quarter of 2006. We are reviewing the costs submitted by the EPA to determine whether we have any obligation to pay any portion of the EPA’s alleged costs and whether under U.S. generally accepted accounting principles we are required to increase our accrual for our portion of liability relating to the Bunker Hill Site. We anticipate exercising our right to challenge reimbursement of the alleged costs under the Decree in the event of a formal demand for payment in the future. However, an unsuccessful challenge would likely require us to increase our expenditures and/or accrual relating to the Bunker Hill site, which could be materially adverse to our financial results or condition.

In February 2003, ASARCO entered into a Consent Decree with the United States relating to a transfer of certain assets to its parent corporation, Grupo Mexico, S.A. de C.V. The Consent Decree also addressed ASARCO’s environmental liabilities on a number of sites in the United States and required ASARCO to set aside funds in a trust account to be used for the clean-up, including the Bunker Hill site.

In 1994, we entered into a cost-sharing agreement with other potentially responsible parties, including ASARCO, relating to required expenditures under the 1994 Decree. ASARCO is in default of its obligations under the cost-sharing agreement and consequently in August 2005, we filed a lawsuit against ASARCO in Idaho State Court seeking amounts due us for work completed under the 1994 Decree. Additionally, we have claimed certain amounts due us under a separate agreement related to expert costs incurred to defend both parties with respect to the Basin litigation in Federal District Court, discussed further below.

After we filed suit, ASARCO filed for Chapter 11 bankruptcy protection in United States Bankruptcy Court in Texas in August 2005. As a result of this filing, an automatic stay is in effect for our claims against ASARCO. We are unable to proceed with the Idaho State Court litigation against ASARCO because of the stay, and will assert our claims in the context of the bankruptcy proceeding. We do not expect a decision on our claims prior to the second quarter of 2006.

At September 30, 2005, we estimated and accrued a liability relating to Bunker Hill of $3.1 million, which is anticipated to be made over the next three years. We have not included any amount in the accrual for government claims for past costs because we are currently unable to estimate our liability for these claims. We believe ASARCO’s remaining share of its future obligations will be paid through proceeds from the ASARCO trust (as discussed above), as well as claims to be determined by the Bankruptcy Court. In the event we are not successful in collecting what is due us from the ASARCO trust or through the bankruptcy proceedings, because the 1994 Decree holds us jointly and severally liable, it is possible our liability balance for the remedial activity at the Bunker Hill site could be as high as $7.5 million, the amount required to complete the total remaining obligation under the 1994 Decree. In addition, we may be liable for government past costs allegedly incurred by the government at the Bunker Hill site, as discussed above.

Coeur d’Alene River Basin Environmental Claims

      Coeur d’Alene Indian Tribe Claims

In July 1991, the Coeur d’Alene Indian Tribe (“Tribe”) brought a lawsuit, under CERCLA, in Idaho Federal District Court against us, ASARCO and a number of other mining companies asserting claims for damages to natural resources downstream from the Bunker Hill site over which the Tribe alleges some ownership or control. The Tribe’s natural resource damage litigation has been consolidated with the United States’ litigation described below. Because of various bankruptcies and settlements of other defendants, we are the only remaining defendant in the Tribe’s Natural Resource Damages case.

      U.S. Government Claims

In March 1996, the United States filed a lawsuit in Idaho Federal District Court against certain mining companies that conducted historic mining operations in the Silver Valley of northern Idaho, including us. The lawsuit asserts claims under CERCLA and the Clean Water Act and seeks recovery for alleged damages to or loss of natural resources located in the Coeur d’Alene River Basin (“Basin”) in northern Idaho for which the United States asserts it is the trustee under CERCLA. The lawsuit claims that the defendants’ historic mining activity resulted in releases of hazardous substances and damaged natural resources within the Basin. The suit also seeks declaratory relief that we and other defendants are jointly and severally liable for response costs under CERCLA for historic mining impacts in the Basin outside the Bunker Hill site. We have asserted a number of defenses to the United States’ claims.

As discussed above, in May 1998, the EPA announced that it had commenced a Remedial Investigation/Feasibility Study under CERCLA for the entire Basin, including Lake Coeur d’Alene, as well as the Bunker Hill site, in support of its response cost claims asserted in its March 1996 lawsuit. In October 2001, the EPA issued its proposed clean-up plan for the Basin. The EPA issued the ROD on the Basin in September 2002, proposing a $359 million Basin-wide clean-up plan to be implemented over 30 years and establishing a review process at the end of the 30-year period to determine if further remediation would be appropriate.

During 2000 and into 2001, we were involved in settlement negotiations with representatives of the United States and the Tribe. We also participated with certain of the other defendants in the litigation in a State of Idaho-led settlement effort. In August 2001, we entered into a now-terminated Agreement in Principle with the United States and the State of Idaho to settle the governments’ claims for natural resource damages and clean-up costs related to the historic mining practices in the Basin. In August 2002, because the parties were making no progress toward a final settlement under the terms of the Agreement in Principle, the United States, the State of Idaho and we agreed to discontinue utilizing the Agreement in Principle as a settlement vehicle. However, we may participate in further settlement negotiations with the United States, the State of Idaho and the Tribe in the future.

Phase I of the trial commenced on the consolidated Tribe’s and the United States’ claims in January 2001, and was concluded in July 2001. Phase I addressed the extent of liability, if any, of the defendants and the allocation of liability among the defendants and others, including the United States. In September 2003, the Court issued its Phase I ruling, holding that we have some liability for Basin environmental conditions. The Court refused to hold the defendants jointly and severally liable for historic tailings releases and instead allocated a 31% share of liability to us for impacts resulting from these releases. The portion of damages, past costs and clean-up costs to which this 31% applies, other cost allocations applicable to us and the Court’s determination of an appropriate clean-up plan is to be addressed in Phase II of the litigation. The Court also left issues on the deference, if any, to be afforded the United States’ clean-up plan for Phase II.

The Court found that while certain Basin natural resources had been injured, “there has been an exaggerated overstatement” by the plaintiffs of Basin environmental conditions and the mining impact. The Court significantly limited the scope of the trustee plaintiffs’ resource trusteeship and will require proof in Phase II of the litigation of the trustees’ percentage of trusteeship in co-managed resources. The United States and the Tribe are re-evaluating their claims for natural resource damages for Phase II. Although we believe, because of the actions of the Court described above, we have limited liability for natural resource damages, such claims may be in the range of $2.0 billion to $3.4 billion. Because of a number of factors relating to the quality and uncertainty of the United States and Tribe’s natural resources damage claims, we are currently unable to estimate any liability or range of liability for these claims.

In expert reports exchanged with the defendants in August and September 2004, the United States claimed to have incurred approximately $87 million for past environmental study, remediation and legal costs associated with the Basin for which it is alleging it is entitled to reimbursement in Phase II. A portion of these costs is also included in the work to be done under the ROD. With respect to the United States’ past cost claims, we have determined a potential range of liability to be $5.6 million to $13.6 million, with no amount in the range being more likely than any other amount.

Two of the defendant mining companies, Coeur d’Alene Mines Corporation and Sunshine Mining and Refining Company, settled their liabilities under the litigation during 2001. We and ASARCO (which, as described above filed for bankruptcy in August 2005) are the only defendants remaining in the United States’ litigation. Phase II of the trial was scheduled to commence in January 2006. As a result of ASARCO’s bankruptcy filing as discussed above, the Idaho Federal Court vacated the January 2006 trial date. We anticipate the Court will schedule a status conference to address rescheduling the Phase II trial date once the Bankruptcy Court rules on a motion brought by the United States to declare the bankruptcy stay inapplicable to the Idaho Court proceedings. The ruling from the Bankruptcy Court is expected in 2006.

Although the United States has previously issued its ROD proposing a clean-up plan totaling approximately $359 million and their past cost claim is $87 million, based upon the Court’s prior orders, including its September 2003 order and other factors and issues to be addressed by the Court in Phase II of the litigation, we currently estimate the range of our potential liability for both past costs and remediation (but not natural resource damages as discussed above) in the Basin to be $23.6 million to $72.0 million (including the potential range of liability of $5.6 million to $13.6 million for the United States’ past cost claims as discussed above), with no amount in the range being more likely than any other number at this time. Based upon generally accepted accounting principles, we have accrued the minimum liability within this range, which at September 30, 2005, was $23.6 million. It is reasonably possible that our ability to estimate what, if any, additional liability we may have relating to the Basin may change in the future depending on a number of factors, including information obtained or developed by us prior to Phase II of the litigation and its outcome, and, any interim court determinations.

Insurance Coverage Litigation

In 1991, we initiated litigation in the Idaho District Court, County of Kootenai, against a number of insurance companies that provided comprehensive general liability insurance coverage to us and our predecessors. We believe the insurance companies have a duty to defend and indemnify us under their policies of insurance for all liabilities and claims asserted against us by the EPA and the Tribe under CERCLA related to the Bunker Hill site and the Basin. In 1992, the Idaho State District Court ruled that the primary insurance companies had a duty to defend us in the Tribe’s lawsuit. During 1995 and 1996, we entered into settlement agreements with a number of the insurance carriers named in the litigation. We have received a total of approximately $7.2 million under the terms of the settlement agreements. Thirty percent of these settlements were paid to the EPA to reimburse the U.S. Government for past costs under the 1994 Decree. Litigation is still pending against one insurer with trial suspended until the underlying environmental claims against us are resolved or settled. The remaining insurer in the litigation, along with a second insurer not named in the litigation, is providing us with a partial defense in all Basin environmental litigation. As of September 30, 2005, we have not recorded a receivable or reduced our accrual for reclamation and closure costs to reflect the receipt of any potential insurance proceeds.

Independence Lead Mines Litigation

In March 2002, Independence Lead Mines Company (“Independence”), the holder of a net 18.52% interest in the Gold Hunter or DIA unitized area of our Lucky Friday unit, notified us of certain alleged defaults by us under the 1968 lease agreement between the unit owners (Independence and us under the terms of the 1968 DIA Unitization Agreement) as lessors and defaults by us as lessee and operator of the properties. We are a net 81.48% interest holder under these Agreements. Independence alleged that we violated the “prudent operator obligations” implied under the lease by undertaking the Gold Hunter project and violated certain other provisions of the Agreement with respect to milling equipment and calculating net profits and losses. Under the lease agreement, we have the exclusive right to manage, control and operate the DIA properties, and our decisions with respect to the character of work are final. In June 2002, Independence filed a lawsuit in Idaho State District Court seeking termination of the lease agreement and requesting unspecified damages. Trial of the case occurred in late March 2004. In July 2004, the Court issued a decision that found in our favor on all issues and subsequently awarded us approximately $0.1 million in attorney fees and certain costs, which Independence has paid. In August 2004, Independence filed its Notice of Appeal that is currently pending before the Idaho Supreme Court. We believe that we have complied in all material respects with all of our obligations under the 1968 lease agreement, and intend to continue defending our right to operate the property under the lease agreement.

Nevada Litigation – Hollister Development Project

We and our wholly-owned subsidiary, Hecla Ventures Corporation, filed a lawsuit in Elko County, Nevada in April 2005 against our co-participants, Great Basin Gold Ltd. and Rodeo Creek Gold Inc., to resolve contractual disagreements involving our Earn-In Agreement (“Agreement”) entered into in August 2002 for the Hollister Development Project located in northern Nevada. Under the Agreement, we can earn a fifty percent (50%) participating interest by completing the first stage of a two-stage exploration and development project with total estimated expenditures of $21.8 million and either completing stage two or funding the second stage by making a payment of $21.8 million less expenditures incurred during stage one. The lawsuit seeks a declaration that: 1) the operative program and budget is the 2004-05 Program and Budget rather than the initial program and budget prepared as part of the Agreement; 2) the term of the Agreement should be extended for at least six months because we were unable to access an area of the site owned by a third party that delayed commencement of ground activities for several months; and 3) all costs incurred and to be incurred under the 2004-05 Program and Budget reduce dollar-for-dollar the $21.8 million required to vest our participating interest in the project.

Although there can be no assurance as to the course of and outcome of this proceeding, we believe the lawsuit will not adversely affect progress on the project and an adverse ruling will not have a material effect on our financial results or condition.

Creede, Colorado Litigation

In May 2005, the Wason Ranch Corporation filed a complaint in Federal District Court in Denver, Colorado, against us, Barrick Goldstrike Mines Inc., Chevron USA Inc. and Chevron Resources Company (collectively the “Defendants”) for alleged violations of two federal environmental statutes; the Resource Conservation and Recovery Act (“RCRA”) and the Clean Water Act (“CWA”). We received service of the complaint during September 2005, which alleges that the defendants are past and present owners and operators of mines and associated facilities located in Mineral County near Creede, Colorado, and such operations have released pollutants into the environment in violation of the RCRA and CWA. The lawsuit seeks injunctive relief to abate the alleged harm and an unspecified amount of civil penalties for the alleged violations. We intend to vigorously defend the lawsuit.

Mexico Litigation

In Mexico, our wholly-owned subsidiary, Minera Hecla, S.A. de C.V. (“Minera Hecla”), has been involved in litigation in state and federal courts located within the State of Durango, Mexico, concerning the Velardeña mill. In October 2003, representatives from Minera William, S.A. de C.V. (an affiliate of the prior owner of the Velardeña mill and subsidiary of ECU Silver Mining, a Canadian company), presented to Minera Hecla court documents from a state court in Durango, Mexico, that purported to award custody of the mill to Minera William to satisfy an alleged unpaid debt by the prior owner. Minera Hecla was not a party to and did not have any notice of the legal proceeding in Durango. In October 2003, Minera Hecla obtained a temporary restraining order from a federal court in Durango to preserve our possession of the mill. In February 2004, Minera Hecla obtained a permanent restraining order that prohibited further interference with our operation and possession of the mill. Minera William appealed that decision and in March 2005, the Federal Court of Appeals in the City and State of Durango upheld the lower court decision in our favor. We believe that Minera William has exhausted its appeals and the matter has concluded in our favor.

Venezuela Litigation

Our wholly-owned subsidiary, Minera Hecla Venezolana, C.A. (“MHV”) is involved in litigation in Venezuela with SENIAT, the Venezuelan tax authority, concerning alleged unpaid tax liabilities that predate our purchase of the La Camorra unit from Monarch Resources Investments Limited (“Monarch”) in 1999. Pursuant to our Purchase Agreement, Monarch has assumed defense of and responsibility for a pending tax case in the Superior Tax Court in Caracas. In April 2004, SENIAT filed with the Third Superior Tax Court in Bolivar City, state of Bolivar, an embargo action against all of MHV’s assets in Venezuela to secure the alleged unpaid tax liabilities. In order to prevent the embargo, in April 2004, MHV made a cash deposit with the Court for the dollar equivalent of approximately $4.3 million, at exchange rates in effect at that time. In June 2004, the Superior Tax Court in Caracas ordered suspension and revocation of the embargo action filed by SENIAT, although the Court has retained the $4.3 million until such tax liabilities are settled.

In October 2005, MHV, Monarch and SENIAT reached a mutual agreement to settle the case, which is awaiting approval by the court. The terms of the agreement provide that MHV will pay approximately $0.8 million in exchange for release of the alleged tax liabilities. In a separate agreement, Monarch will reimburse MHV for all amounts in settling the case, including response costs, through a reduction in MHV’s royalty obligations to Monarch. Although we believe the cash deposit will continue to prevent any further action by SENIAT with respect to the embargo and that MHV’s settlement efforts will be successful, there can be no assurances as to the outcome of this proceeding until a final settlement is reached. If the tax court in Caracas or an appellate court were to subsequently award SENIAT its entire requested embargo, it could disrupt our operations in Venezuela and have a material adverse effect on our financial results or condition.

In a separate matter, in February 2005 we were notified by SENIAT that it had completed its audit of our Venezuelan tax returns for the years ended December 31, 2003 and 2002. In the notice, SENIAT has alleged that certain expenses are not deductible for income tax purposes and that calculations of tax deductions based upon inflationary adjustments were overstated, and has issued an assessment that is equal to taxes payable of $3.8 million. We have reviewed SENIAT’s findings and have submitted an appeal. Any resolution could be significantly delayed, and involve further legal proceedings, additional related costs and further uncertainty. We have not accrued any amounts associated with the tax audits as of September 30, 2005. There can be no assurance that we will be successful in defending against the tax assessment; that there will not be additional assessments in the future, or that SENIAT or other governmental agencies or officials may not take other actions against us, whether or not justified, that could disrupt our operations in Venezuela and have a material adverse effect on our financial results or condition.

In October 2005, we responded to news articles concerning an accounting review of our taxes to be performed by SENIAT in response to claims of irregularities by the local labor union, which has recently been replaced. Although we have not received any official notice from SENIAT, we will cooperate fully with any review. We have undergone such reviews in the past with satisfactory results. We believe any future review by SENIAT will be resolved to the satisfaction of both parties, although there can be no assurance we will be able to operate without interruptions to our Venezuelan operations.

See “Our foreign operations, including our operations in Venezuela and Mexico, are subject to additional inherent risks” below for more information regarding proceedings related to our Venezuelan operations.

Other

We are subject to other legal proceedings and claims not disclosed above which have arisen in the ordinary course of our business and have not been finally adjudicated. Although there can be no assurance as to the ultimate disposition of these other matters, we believe the outcome of these other proceedings will not have a material adverse effect on our financial results or condition.

Our earnings may be affected by metals price volatility.

The majority of our revenue is derived from the sale of silver, gold, lead and zinc and, as a result, our earnings are directly related to the prices of these metals. Silver, gold, lead and zinc prices fluctuate widely and are affected by numerous factors including expectations for inflation; speculative activities; relative exchange rates of the U.S. dollar; global and regional demand and production; political and economic conditions and production costs in major producing regions. Our earnings are also affected by contract terms we established at inception of the contract with custom smelters to which we sell our product concentrates.

These factors are beyond our control and are impossible for us to predict. If the market prices for these metals fall below our cash and development costs to produce them for a sustained period of time, we will experience losses and may have to discontinue development or mining at one or more of our properties. In addition, if prices fall below our total costs, we may face asset write-downs.

In the past, we have used limited hedging techniques to reduce our exposure to price volatility, but we may not be able to do so in the future. See “Our hedging activities could expose us to losses.”

The following table sets forth the average daily closing prices of the following metals for 1985, 1990, 1995, 2000 and each year thereafter through 2005.

	1985	1990	1995	2000	2001	2002	2003	2004	2005
Silver (1)	$6.14	$4.82	$5.19	$5.00	$4.36	$4.63	$4.91	$6.69	$7.34
(per oz.)
Gold (2)	317.26	383.46	384.16	279.03	272.00	309.97	363.51	409.21	444.18
(per oz.)
Lead (3)	0.18	0.37	0.29	0.21	0.22	0.21	0.23	0.40	0.44
(per lb.)
Zinc (4)	0.36	0.69	0.47	0.51	0.40	0.35	0.38	0.48	0.63
(per lb.)

_________________
(1)    Handy & Harman
(2)    London Final
(3)    London Metals Exchange – Cash
(4)    London Metals Exchange – Special High Grade – Cash

On January 24, 2006, the closing prices for silver, gold, lead and zinc were $9.14 per ounce, $557.25 per ounce, $0.61 per pound and $0.99 per pound, respectively.

The volatility of metals prices may adversely affect our development and exploration efforts.

Our ability to produce silver, gold and by-product metals in the future is dependent upon our exploration success and our ability to develop new ore reserves. If prices for these metals decline, it may not be economically feasible for us to continue exploration or development on a project.

Our operations may be adversely affected by risks and hazards associated with the mining industry.

Our business is subject to a number of risks and hazards including:

•	environmental hazards;

•	political and country risks;

•	civil unrest or terrorism;

•	industrial accidents;

•	labor disputes;

•	unusual or unexpected geologic formations;

•	cave-ins;

•	explosive rock failures; and

•	flooding and periodic interruptions due to inclement or hazardous weather conditions.

Such risks could result in:

•	damage to or destruction of mineral properties or producing facilities;

•	personal injury or fatalities;

•	environmental damage;

•	delays in mining;

•	monetary losses; and

•	legal liability.

For some of these risks, we maintain insurance to protect against these losses at levels consistent with our historical experience and industry practice. However, we may not be able to maintain this insurance, particularly if there is a significant increase in premiums. Insurance against environmental risks is generally either unavailable or too expensive for us and other companies in our industry, and, therefore, we do not maintain environmental insurance. In the event that we are unable to fully pay for the cost of remedying an environmental problem, we might be required to suspend operations or enter into other interim compliance measures.

Our foreign operations, including our operations in Venezuela and Mexico, are subject to additional inherent risks.

We currently conduct significant mining operations and exploration projects in Venezuela and Mexico. We anticipate that we will continue to conduct significant operations in these and possibly other international locations in the future. Because we conduct operations internationally, we are subject to political and economic risks such as:

•	the effects of local political, labor and economic developments and unrest;

•	significant or abrupt changes in the applicable regulatory or legal climate;

•	exchange controls and export or sale restrictions;

•	currency fluctuations and repatriation restrictions;

•	invalidation of governmental orders, permits, or agreements;

•	corruption, demands for improper payments, expropriation, and uncertain legal enforcement and physical security;

•	fuel or other shortages;

•	taxation and laws or policies of foreign countries and the United States affecting trade, investment and taxation; and

•	civil disturbances, war, and terrorist actions.

Consequently, our exploration, development and production activities outside of the United States may be substantially affected by factors beyond our control, any of which could materially adversely affect our financial position or results of operations.

Value-added taxes (“VAT”) are assessed in Venezuela on purchases of materials and services. VAT is recorded as an account receivable on our consolidated balance sheet, with a balance of $6.4 million (net of a reserve for anticipated discounts totaling $1.5 million) at September 30, 2005, and $7.4 million at December 31, 2004 (net of a reserve for anticipated discounts of $1.9 million). As an exporter from Venezuela, we are eligible for refunds from the government for payment of VAT, and we prepare a monthly filing to obtain this refund. Refunds are given by the government in the form of tax certificates, which are marketable in Venezuela. We received our most recent certificate from the Venezuelan government in October 2005, for the periods of September 2003 through November 2004. While we believe that we will receive certificates for all outstanding VAT from the Venezuelan government, issuance of certificates is slow and the likelihood of recovery at our recorded value may diminish over time. We have established a reserve of 20% of face value at September 30, 2005 and December 31, 2004, respectively.

In February 2005, Venezuela’s Basic Industries Minister announced that Venezuela would review all foreign investments in non-oil basic industries, including gold projects, to maximize technological and developmental benefits and align investments with the current administration’s social agenda. He indicated Venezuela is seeking transfers of new technology, technical training and assistance, job growth, greater national content, and creation of local downstream industries and that the transformation would require a fundamental change in economic relations with major multinational companies. In September 2005, the Venezuelan government announced its intention to rescind inactive, non-compliant mining concessions and incorporate a state mining company, which would administer such mining rights. We have several mining contracts, two concessions, and one lease, which could be subject to review. To the best of our knowledge, we believe we have fully complied with the requirements necessary to maintain our concessions. However, there can be no assurance we will be able to comply with these requirements in the future or that a state mining company will not adversely affect our ability to develop and operate our Venezuelan properties. Additionally, we believe we have gone beyond the mandated requirements in community and social development and believe we are generally perceived as having an overall positive impact on the region.

The Venezuelan government announced new regulations effective April 1, 2005 and a new Criminal Exchange Law effective October 14, 2005, which affect the export of goods and services from Venezuela. The regulations require all exported goods and services to be invoiced in the currency of the country of destination or in U.S. dollars. The Criminal Exchange Law imposes strict sanctions, criminal and economic, for the exchange of Venezuelan currency (the “Bolivar”) with other foreign currency, except through officially designated methods, or for obtaining foreign currency under false pretenses. Additionally, at least 90% of foreign currency obtained in export transactions is required to be sold to the Central Bank within prescribed time limits.

The Venezuelan government has fixed the exchange rate of the Bolivar to the U.S. dollar at 2,150 Bolivares to $1 since March 2005, an increase from 2004 of 1,920 bolivares to $1. However, markets outside of Venezuela have reflected a devaluation of the Venezuelan currency from such fixed rates. Due to the use of multiple exchange rates in valuing U.S. dollar denominated transactions, we recognized foreign exchange gains of $5.9 million in the first nine months of 2005 and $7.9 million in the full year of 2004, which offset costs recorded for capital expenditures, cost of good sold and exploration activities. The Criminal Exchange Law could result in an increase in our costs and may impact our Venezuelan cash flows, profitability of operations and production. There can be no assurance that further developments or interpretations of Venezuelan laws and regulations are limited to the impact we have described herein.

The Central Bank of Venezuela maintains regulations concerning the export of gold from Venezuela. Under current regulations, 15% of our gold production from Venezuela is required to be sold in Venezuela. Prior to our acquisition of the La Camorra mine, the previous owners had sold substantially all of the gold production to the Central Bank of Venezuela and built up a significant credit to cover the 15% requirement, which we assumed upon our acquisition. Since we began operating in Venezuela in 1999, all of our production of gold has been exported and no sales have been made in the Venezuelan market. In May 2005, we applied for a waiver with the Central Bank of Venezuela on the requirement to sell 15% of our gold in country, however, the Board of Directors of the Central Bank of Venezuela has not yet reached a final determination on our request to export 100% of our gold production.

In June 2005, the Central Bank of Venezuela informally notified us that our past credits for local sales had been exhausted, and that we would have to withhold 15% of our production from export. As a result of the above, we may be required to sell 15% of our future gold production to either the Central Bank of Venezuela or to other customers within Venezuela. Markets within Venezuela are limited, and historically the Central Bank of Venezuela has been the primary customer of gold. There can be no assurance that the Central Bank of Venezuela will grant us a waiver on the requirement to sell 15% of our gold within Venezuela or that the Central Bank of Venezuela will purchase gold from us, and we may be required to sell gold into a limited market, which could result in lower sales and cash flows from gold as a result of discounts. As of September 30, 2005, we have included a portion of our gold production in product inventory until such time as we find a suitable purchaser for our gold or the Central Bank of Venezuela grants us a waiver on its requirement. These matters could have a material effect on our financial results or condition.

Our operations may be affected by the presence of small and/or illegal miners who attempt to operate on the fringes of major mining operations. In conjunction with local authorities and/or the Venezuelan National Guard, we employ strategies to control the presence and/or impact of such miners, including commencing a custom milling program in 2004 for small mining cooperatives working in the area of Mina Isidora; however, there can be no assurance that such miners will not adversely affect our operations or that the local authorities and/or the Venezuelan National Guard will continue to assist our efforts to control their impact.

Although we believe we will be able to manage and operate the La Camorra unit and related exploration projects successfully, due to the continued uncertainty relating to political, regulatory, legal enforcement, security and economic matters, exportation and exchange controls, and the possible effects of all of these uncertainties on our operations including, among other possible occurrences, changes in policy or demands of governmental agencies or their officials, litigation, labor stoppages and the impact on our supplies of oil, gas and other supplies, there can be no assurance we will be able to operate without interruptions to our operations and such occurrences may have a material adverse effect on our financial results or condition.

See “Venezuela Litigation” above for more information regarding risks inherent in our Venezuelan operations.

Our development of new orebodies and other capital costs may cost more and provide less return than we estimated.

Our ability to sustain or increase our current level of production of metals partly depends on our ability to develop new orebodies and/or expand existing mining operations. Before we can begin a development project, we must first determine whether it is economically feasible to do so. This determination is based on estimates of several factors, including:

•	reserves;

•	expected recovery rates of metals from the ore;

•	facility and equipment costs;

•	exploration and drilling success;

•	capital and operating costs of a development project;

•	future metals prices;

•	currency exchange and repatriation risks;

•	tax rates;

•	inflation rates;

•	political risks and regulatory climate in the foreign countries in which we operate; and

•	availability of credit.

Development projects may not have an operating history upon which to base these estimates, and these estimates are based in large part on our interpretation of geological data, a limited number of drill holes and other sampling techniques. As a result, actual cash operating costs and returns from a development project may differ substantially from our estimates as a result of which it may not be economically feasible to continue with a development project.

We have capitalized development projects that may cost more and provide less return than we estimated, including the Lucky Friday unit expansion, development of Mina Isidora and the recently completed shaft at the La Camorra mine in Venezuela, which was placed into service in August 2005. We are disputing some of the shaft construction costs submitted by the contractor, and pursuant to the construction agreement, submitted the matter to arbitration during November 2005. The contractor asserts $6.7 million in construction costs, the majority of which we dispute and we claim approximately $5.2 million in damages against the contractor for various claims related to the construction of the shaft. We believe we have grounds to dispute the contractor’s claims and have recorded our remaining liability accordingly, although there can be no assurance that the matter will be arbitrated in our favor.

Our ore reserve estimates may be imprecise.

Our ore reserve figures and costs are primarily estimates and are not guarantees that we will recover the indicated quantities of these metals. You are strongly cautioned not to place undue reliance on estimates of reserves. Reserves are estimates made by our technical personnel and no assurance can be given that the estimated amount of metal or the indicated level of recovery of these metals will be realized. Reserve estimation is an interpretive process based upon available data and various assumptions. Our reserve estimates, particularly those for properties that have not yet started producing, may change based on actual production experience. Further, reserves are valued based on estimates of costs and metals prices, which may not be consistent among our operating and non-operating properties. The economic value of ore reserves may be adversely affected by:

•	declines in the market price of the various metals we mine;

•	increased production or capital costs;

•	reduction in the grade or tonnage of the deposit;

•	increase in the dilution of the ore; or

•	reduced recovery rates.

Short-term operating factors relating to our ore reserves, such as the need to sequentially develop orebodies and the processing of new or different ore grades, may adversely affect our cash flow. We may use forward sales contracts and other hedging techniques to partially offset the effects of a drop in the market prices of the metals we mine.

However, if the prices of metals that we produce decline substantially below the levels used to calculate reserves for an extended period, we could experience:

•	delays in new project development;

•	net losses;

•	reduced cash flow;

•	reductions in reserves; and

•	possible write-down of asset values.

Our mineral exploration efforts may not be successful.

We must continually replace ore reserves depleted by production or eliminated by recalculation of reserves. Our ability to expand or replace ore reserves primarily depends on the success of our exploration program. Mineral exploration, particularly for silver and gold, is highly speculative. It involves many risks and is often nonproductive. Even if we believe we have found a valuable mineral deposit, it may be several years before production is possible. During that time, it may become no longer feasible to produce those minerals for economic, regulatory, political, or other reasons. Establishing ore reserves requires us to make substantial capital expenditures and, in the case of new properties, to construct mining and processing facilities. As a result of these costs and uncertainties, we may not be able to expand or replace our existing ore reserves as they are depleted by current production or eliminated by recalculation of reserves.

Our joint development and operating arrangements may not be successful.

We enter into joint-venture arrangements in order to share the risks and costs of developing and operating properties. We are currently operating our Greens Creek unit and developing the Hollister Development Project under joint venture arrangements. In a typical joint venture arrangement, we own a percentage of the assets in the joint venture. Under the agreement governing the joint venture relationship, each party is entitled to indemnification from each other party and is only liable for the liabilities of the joint venture in proportion to its interest in the joint venture. However, if a party fails to perform its obligations under the joint venture agreement, we could incur losses in excess of our pro-rata share of the joint venture. In the event any party so defaults, the joint venture agreement provides certain rights and remedies to the remaining participants, including the right to sell the defaulting party’s interest and use the proceeds to satisfy the defaulting party’s obligations. Although we are involved in litigation regarding our Hollister Development Project joint venture, we currently believe that our joint venture partners will meet their obligations. See “Nevada Litigation – Hollister Development Project” above for more information regarding joint-venture litigation.

We face strong competition from other mining companies for the acquisition of new properties.

Mines have limited lives and as a result, we continually seek to replace and expand our reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in the United States and other areas where we would consider conducting exploration and/or production activities. Because we face strong competition for new properties from other mining companies, some of which have greater financial resources than we do, we may be unable to acquire attractive new mining properties on terms that we consider acceptable.

The titles to some of our properties may be defective.

Unpatented mining claims constitute a significant portion of our undeveloped property holdings. The validity of these unpatented mining claims is often uncertain and may be contested. In accordance with mining industry practice, we do not generally obtain title opinions until we decide to develop a property. Therefore, while we have attempted to acquire satisfactory title to our undeveloped properties, some titles may be defective.

Our ability to market our metals production may be affected by disruptions or closures of custom smelters and/or refining facilities.

We sell substantially all of our metallic concentrates to custom smelters, with our dore bars sent to refiners for further processing before being sold to metal traders. Due to the availability of alternative refiners able to supply the necessary services, we do not believe that the loss of any of our refiners would have an adverse effect on our business. However, if our ability to sell concentrates to our contract smelters becomes unavailable to us, it is possible our operations could be adversely affected.

Our joint venture partner has been successful at finding customers for our Greens Creek bulk concentrate despite decreased demand for bulk concentrates worldwide. However, there can be no assurance that these efforts will continue to be successful in the future and it is possible that our Greens Creek operation and our financial results could be adversely affected as a consequence.

Our operations are subject to currency fluctuations.

Because our products are sold in world markets in United States dollars, currency fluctuations may affect cash flow from our operations. Exchange controls could require us to sell our products in a currency other than United States dollars, or may require us to convert United States dollars into foreign currency. Foreign exchange fluctuations may materially adversely affect our financial performance and results of operations. See above risk titled “Our foreign operations, including our operations in Venezuela and Mexico, are subject to additional inherent risks.”

We are required to obtain governmental and lessor approvals and permits in order to conduct mining operations.

In the ordinary course of business, mining companies are required to seek governmental and lessor approvals and permits for expansion of existing operations or for the commencement of new operations. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on our part. The duration and success of our efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental protection permits, including the approval of reclamation plans, may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation of a unit(s).

We face substantial governmental regulation and environmental risks.

Our business is subject to extensive U.S. and foreign federal, state and local laws and regulations governing development, production, labor standards, occupational health, waste disposal, use of toxic substances, environmental regulations, mine safety and other matters. We have been and are currently involved in lawsuits in which we have been accused of causing environmental damage or otherwise violating environmental laws, and we may be subject to similar lawsuits in the future. See the above risk titled “We are currently involved in ongoing litigation that may adversely affect us.” New legislation and regulations may be adopted at any time that result in additional operating expense, capital expenditures or restrictions and delays in the mining, production or development of our properties.

We maintain reserves for costs associated with mine closure, land reclamation and other environmental matters. At September 30, 2005, our reserves for these matters totaled $72.0 million, for which no contractual or commitment obligations exist. We anticipate we will make expenditures relating to these obligations over the next thirty years. During 2005, expenditures for environmental remediation and reclamation are estimated to be in the range of $7.0 million to $9.0 million. We have included in our reclamation reserves our estimate of liabilities, including an estimate for the Coeur d’Alene Basin in Idaho, which is currently in litigation. We estimate the range of our potential liability for this site to be $23.6 million to $72.0 million. We have accrued the $23.6 million minimum of the range as we believe no amount in the range is more likely than any other amount at this time. Future expenditures related to closure, reclamation and environmental expenditures are difficult to estimate due to:

•	the early stage of our investigation;

•	the uncertainties relating to the costs and remediation methods that will be required in specific situations;

•	the possible participation of other potentially responsible parties; and

•	changing environmental laws, regulations and interpretations.

It is possible that, as new information becomes available, changes to our estimates of future closure, reclamation and environmental contingencies could materially adversely affect our future operating results or financial condition.

Various laws and permits require that financial assurances be in place for certain environmental and reclamation obligations and other potential liabilities. Restricted investments primarily represent investments in money market funds and bonds of U.S. government agencies, and are restricted primarily for reclamation funding or surety bonds. We have cash restricted in Venezuela to secure certain alleged unpaid tax liabilities, as discussed above under “We are currently involved in ongoing litigation that may adversely affect us – Venezuela Litigation.” At September 30, 2005 and December 31, 2004, restricted cash and investments were $20.2 million and $19.8 million, respectively.The amount of the financial assurances and the amount required to be set aside by us as collateral for these financial assurances are dependent upon a number of factors, including our financial condition, reclamation cost estimates, inflation, development of new projects and the total dollar value of financial assurances in place. There can be no assurance that we will be able to maintain or add to our current level of financial assurances.

From time to time, the U.S. Congress considers proposed amendments to the General Mining Law of 1872, as amended, which governs mining claims and related activities on federal lands. There was no significant activity with respect to mining law reform in Congress during 2004 or during the first nine months of 2005. The extent of any future changes is not known and the potential impact on us as a result of Congressional action is difficult to predict. Although a majority of our existing U.S. mining operations occur on private or patented property, changes to the General Mining Law, if adopted, could adversely affect our ability to economically develop mineral resources on federal lands.

Management’s Report on Internal Control over Financial Reporting has disclosed material weaknesses.

In our December 31, 2004 Annual Report on Form 10-K, management, in consultation with our Audit Committee, concluded that internal controls over financial reporting in place at December 31, 2004, were ineffective due to three material weaknesses. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Two of the material weaknesses concerned the employee strike at our Velardeña mill (the “mill”) in Mexico. First, management was not able to complete testing of all internal controls at the mill, as access to the mill was restricted as provided by Mexican law and practice, by the employees on strike. Second, operations personnel, in order to preserve the equipment, prepared for the strike by emptying work-in-process inventory into the tailings impoundment at the mill, and the emptying of the work-in-process inventory was not properly communicated to accounting personnel. The third material weakness related to the lack of appropriate levels of monitoring and oversight of the accounts payable process in Mexico. The status of these three material weaknesses at September 30, 2005, was as follows:

•

In June 2005, the strike at the mill ended and operations resumed. Mining activities ceased at the San Sebastian unit during October 2005, as it has reached the end of its known mine life. During the fourth quarter of 2005, ore stockpiled during the strike was milled and processed. We believe we will be able to complete our testing of internal controls and affirmatively report on the effectiveness of internal controls at the mill as of December 31, 2005.

•

The second material weakness regarding communication of the emptying of the work-in-process inventory into the tailings impoundment at the mill has been remediated through discussion and education of personnel involved in the mill operating and financial reporting process. Management believes this to be an isolated incident due to the circumstances surrounding the strike and has taken steps to prevent a recurrence in the future.

•

Regarding the third material weakness, management has designed and implemented new control procedures to remediate the lack of appropriate levels of monitoring and oversight of the accounts payable process in Mexico. As previously reported in our Quarterly Report on Form 10-Q, as amended by form 10-Q/A, for the quarter ended March 31, 2005, we have taken steps to eliminate this material weakness by providing additional training to the accounting staff in Mexico concerning proper recording of accounts payable transactions and the reconciliation and review of accounts payable and related accounts payable transactions and balances. Management performed additional oversight and review procedures from its corporate office throughout the first, second and third quarters of 2005 and at September 30, 2005, to ensure that accounts payable balances in Mexico were properly stated. Management believes these controls have been effective in remediating this material weakness.

There have been no other changes in our internal controls over financial reporting during 2005 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. However, there can be no assurance that material weaknesses regarding our internal controls will not be discovered in the future, which could result in costs to remediate such controls or inaccuracies in our financial statements, increased difficulty or expense in transactions, such as financings, or a risk of adverse reaction of those who regularly review our financial statements, including customers, vendors, shareholders, analysts, regulators and the market generally.

Our hedging activities could expose us to losses.

From time to time, we engage in hedging activities, such as forward sales contracts and commodity put and call option contracts. These hedging activities manage the metals prices received on our products and attempt to insulate our operating results from declines in those prices. While hedging activities may protect us against low metals prices, they may also prevent us from realizing possible revenues in the event that the market price of a metal exceeds the price stated in a forward sale or call option contract. In addition, we may experience losses if a counterparty fails to purchase under a contract when the contract price exceeds the spot price of a commodity.

Our business depends on good relations with our employees.

Many of our employees are represented by unions. The United Steelworkers of America is the bargaining agent for the Lucky Friday hourly employees and the current labor agreement expires on May 1, 2009; however, it can be reopened for economic considerations on May 1, 2006. The National Mine and Mill Workers Union represents process plant hourly workers at San Sebastian. The hourly employees at our La Camorra mine are represented by a collective bargaining agreement that will expire in October 2006. The hourly employees employed in the development of Mina Isidora and exploration activities in the Block B area are represented by a collective bargaining agreement that will expire in August 2006. We anticipate that we will be able to negotiate a satisfactory contract with each union, but there can be no assurance that this can be done, or that it can be done without further disruptions to production.

In October 2004, the National Miners Union at the Velardeña mill in Mexico initiated a strike in an attempt to unionize the employees at the San Sebastian mine. Production was affected during the fourth quarter of 2004 and during the first half of 2005. In April 2005, non-employee union members illegally blocked access to the mine, stopping production of ore from the Don Sergio vein at the San Sebastian mine. In June 2005, the strike at the mill ended and production commenced on the Don Sergio vein. Mining activities ceased at the San Sebastian unit during October 2005, as it has reached the end of its known mine life. During the fourth quarter of 2005, ore stockpiled during the strike was milled and processed.

A brief strike at our La Camorra mine, which suspended operations for 13 days, was settled in July 2005. A new labor union was established at La Camorra subsequent to the strike. Although the strike ended, operational output has not resumed its customary level due to a work slow-down initiated by the union employees, which adversely affected our gold production at La Camorra during the third quarter of 2005. Due to the work slow-down, as well as increased operating costs, such as steel and cement, and lower ore grades, we anticipate producing 105,000 ounces of gold from the La Camorra unit during 2005, compared to our previous estimate of 124,000 ounces of gold. Although workforce productivity at La Camorra is expected to reach target levels, there can be no assurance that these levels will be achieved, and our gold production at La Camorra may continue to be affected in the future.

We are dependent on key personnel.

We are dependent upon the ability and experience of our executive officers and other personnel and there can be no assurance that we will be able to retain all of such officers and employees. The loss of officers, key employees or other personnel could have a material adverse effect on our operations. We also compete with other companies both within and outside the mining industry in connection with the recruiting and retention of qualified employees knowledgeable in mining operations.

Our preferred stock has a liquidation preference of $50 per share or $7.9 million.

If Hecla Mining Company was liquidated, holders of our preferred stock would be entitled to receive approximately $7.9 million (plus any accrued and unpaid dividends) from any liquidation proceeds before holders of our common stock would be entitled to receive any proceeds.

In July 2005, we paid outstanding dividends in arrears on our Series B Cumulative Convertible Preferred Stock totaling approximately $2.3 million. The cash dividend in arrears was paid on July 1, 2005, to shareholders of record as of June 16, 2005. Additionally, we declared regular quarterly dividends of $0.875 per share on the outstanding Preferred B shares for the second, third and fourth quarters of 2005, which were paid on their scheduled dates. The annual dividend payable on the preferred stock is currently $0.6 million. There can be no assurance that we will continue to pay dividends in the future.

Our stockholder rights plan and provisions in our certificate of incorporation, our by-laws, and Delaware law could delay or deter tender offers or takeover attempts that may offer a premium for our common stock.

Our stockholder rights plan and provisions in our certificate of incorporation, our by-laws, and Delaware law could make it more difficult for a third party to acquire control of us, even if that transaction would be beneficial to stockholders. These impediments include:

•

the rights issued in connection with the stockholder rights plan that will substantially dilute the ownership of any person or group that acquires 15% or more of our outstanding common stock unless the rights are first redeemed by our board of directors, in its discretion. Furthermore, our board of directors may amend the terms of these rights, in its discretion, including an amendment to lower the acquisition threshold to as low as 10% of the outstanding common stock;

•	the classification of our board of directors into three classes serving staggered three-year terms;

•	the ability of our board of directors to issue shares of preferred stock with rights as it deems appropriate without stockholder approval;

•	a provision that special meetings of our board of directors may be called only by our chief executive officer or a majority of our board of directors;

•	a provision that special meetings of stockholders may only be called pursuant to a resolution approved by a majority of our entire board of directors;

•	a prohibition against action by written consent of our stockholders;

•	a provision that our board members may only be removed for cause and by an affirmative vote of at least 80% of the outstanding voting stock;

•	a provision that our stockholders comply with advance-notice provisions to bring director nominations or other matters before meetings of our stockholders;

•

a prohibition against certain business combinations with an acquirer of 15% or more of our common stock for three years after such acquisition unless the stock acquisition or the business combination is approved by our board prior to the acquisition of the 15% interest, or after such acquisition our board and the holders of two-thirds of the other common stock approve the business combination; and

•

a prohibition against our entering into certain business combinations with interested stockholders without the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of voting stock.

The existence of the stockholder rights plan and these provisions may deprive stockholders of an opportunity to sell our stock at a premium over prevailing prices. The potential inability of our stockholders to obtain a control premium could adversely affect the market price for our common stock.

About This Prospectus

This prospectus is part of a registration statement we filed with the SEC using a “shelf” registration process. The shelf process allows us to sell or otherwise offer any combination of the securities described in this prospectus at one or more times in connection with acquisitions of other businesses, assets, properties or securities. The aggregate offering prices of all securities that may be sold under this prospectus will not exceed $175,000,000. All references to “dollars” or “$” in this prospectus refer to United States currency unless otherwise specified.

This prospectus provides a general description of the securities that we may offer. Each time we offer securities pursuant to this prospectus, we will describe in a prospectus supplement, which we will deliver with this prospectus, specific information about the offering and the terms of the particular securities offered. In addition, the prospectus supplement may also add, update or change the information contained in this prospectus. You should read this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

You should rely only on information contained or incorporated by reference in this prospectus, as amended or supplemented. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. If anyone gives you any information of this sort, you should not rely on it.

We are not making an offer of these securities in any jurisdiction where the offering is not permitted.

You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus, as amended or supplemented, or the dates of the documents incorporated by reference.

Where You Can Find More Information

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file annual, quarterly and other periodic reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). Our SEC filings may be found on our website at www.hecla-mining.com. The SEC also maintains a web site (www.sec.gov) on which our reports, proxy statements and other information are made available. Such reports, proxy statements and other information may also be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Our common stock is listed on the New York Stock Exchange (“NYSE”) and, as a result, we also file our reports, proxy statements and other information with the NYSE.

We have filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. Reference is hereby made to the registration statement and the exhibits to the registration statement for further information with respect to our company and the securities offered pursuant to this prospectus.

Documents Incorporated by Reference

The SEC allows us to “incorporate by reference” our publicly filed reports into this prospectus, which means that information included in those reports is considered part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supercede the information contained in this prospectus and in prior reports. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities offered pursuant to this prospectus have been sold. Unless expressly incorporated into this prospectus, a report, or part of a report, furnished, but not filed, on Form 8-K under the Exchange Act shall not be incorporated by reference into this prospectus. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supercedes such statement. Any such statement so modified or superceded shall not be deemed to constitute a part of this prospectus except as modified or superceded.

The following documents filed with the SEC are incorporated by reference in this prospectus:

1.	Our Annual Report on Form 10-K for the year ended December 31, 2004, as amended by Form 10-K/A-1 on June 21, 2005;

2.	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 (as amended by Form 10-Q/A-1 on June 24, 2005), June 30, 2005, and September 30, 2005;

3.

Except to the extent “furnished” and not “filed,” our Current Reports on Form 8-K, filed February 4, 2005, February 22, 2005, March 2, 2005, May 4, 2005, May 12, 2005, August 3, 2005, September 14, 2005, September 21, 2005, October 5, 2005, October 28, 2005, November 8, 2005 and December 16, 2005;

4.	Our Report on Form 10-Q/A filed March 15, 2005 for the period ended June 30, 2003 and our Report on Form 10-Q/A filed March 16, 2005 for the period ended March 31, 2004; and

5.	Our Registration Statement on Form 8-B, filed May 6, 1983, which contains a description of our capital stock.

The information relating to us contained in this prospectus is not comprehensive and should be read together with the information contained in the incorporated documents. Descriptions contained in the incorporated documents as to the contents of any contract or other document may not contain all of the information that is of interest to you. You should refer to the copy of such contract or other document filed as an exhibit to our filings.

We will furnish without charge to you, on written or oral request, a copy of any or all of the above documents, other than exhibits to such documents that are not specifically incorporated by reference therein. You should direct any requests for documents to our principal executive offices at Investor Relations, Hecla Mining Company, 6500 North Mineral Drive, Suite 200, Coeur d’Alene, Idaho 83815-9408, (208) 769-4100.

Forward Looking Statements

This prospectus includes forward-looking statements that reflect our current expectations and projections about our future results, performance, prospects and opportunities. Forward-looking statements in this prospectus (including information incorporated by reference) are intended to be covered by the safe harbor provided under Section 27A of the Securities Act and Section 21E of the Exchange Act. We have tried to identify these forward-looking statements by using words such as “may,” “will,” “expect,” “anticipate,” “believe,” “intend,” “feel,” “plan,” “estimate,” “project,” “forecast” and similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects, or opportunities to differ materially from those expressed in or implied by these forward-looking statements. These risks, uncertainties and other factors include, but are not limited to:

•	metals prices and price volatility;

•	amount of metals production;

•	costs of production;

•	mining risks and hazards;

•	risks inherent in foreign operations;

•	remediation, reclamation, and environmental costs;

•	regulatory matters;

•	the results or settlements of pending litigation;

•	cash flow;

•	currency fluctuations;

•	employee and union relations;

•	reserve estimates;

•	the nature and availability of financing; and

•	project development risks.

See “Risk Factors” for a description of these and other factors. Other matters, including unanticipated events and conditions, also may cause our actual future results to differ materially from these forward-looking statements. Projections have been prepared based on internal budgets and assumptions that we believe to be reasonable, but not in accordance with accounting principles generally accepted in the United States or any guidelines of the SEC. Actual results may vary, perhaps materially. We cannot assure you that our expectations will prove to be correct. In addition, all subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements mentioned above. You should not place undue reliance on these forward-looking statements. All of these forward-looking statements are based on our expectations as of the date of this prospectus. Except as required by federal securities laws, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Hecla Mining Company

Hecla Mining Company is a precious metals company originally incorporated in 1891. We are engaged in the exploration, development, mining and processing of silver, gold, lead and zinc. Our business is to discover, acquire, develop, produce and market mineral resources. Our current strategy is to focus our efforts and resources on expanding our proven and probable reserves through a combination of acquisitions and exploration efforts, in order to position ourselves to expand our current and past levels of silver and gold production. In doing so, we intend to:

•	Manage all our business activities in a safe, environmentally responsible and cost-effective manner;

•	Give preference to projects where we will be the manager of the operation;

•	Provide a work environment that promotes personal excellence and growth for all our employees; and

•	Conduct our business with integrity and honesty.

We are organized and managed in three segments, which represent the geographical areas in which we operate: Venezuela (the La Camorra unit and various exploration projects); Mexico (the San Sebastian unit and various exploration projects); and the United States (the Greens Creek unit, the Lucky Friday unit and various exploration projects). Our principal operating properties include:

•	The Lucky Friday unit, a 100% owned mine located near Mullan, Idaho, which is a significant producer of silver in North America;

•	The Greens Creek unit, a 29.73% owned joint venture with Kennecott Greens Creek Mining Company located near Juneau, Alaska, which is a large polymetals mine; and

•	The San Sebastian unit, a 100% owned silver and gold mine located in Durango, Mexico (currently on care and maintenance status while the Hugh Zone and other areas are explored); and

•	The La Camorra unit, a 100% owned gold producer located in the state of Bolivar, Venezuela.

The maps below indicate the locations of our operating units and our most significant exploration projects: the Hollister Development Block and the Block B Concessions.

We produce both metal concentrates, which we sell to custom smelters on contract, and unrefined gold and silver bullion bars (dore), which are further refined before sale to metals traders. Our revenue is derived from the sale of silver, gold, lead and zinc and, as a result, our earnings are directly related to the prices of these metals. Silver, gold, lead and zinc prices fluctuate widely and are affected by numerous factors beyond our control.

Recent Developments

In December 2005, the U.S. Ninth Circuit Court of Appeals reversed a 2003 modification of the 1994 Bunker Hill Consent Decree (the “1994 Decree”). See “Risk Factors — We are currently involved in ongoing litigation that may adversely affect us — Bunker Hill Superfund Site” for more information regarding the 1994 Decree. The reversal resulted in the loss of a $7 million reduction from the parties’ obligations under the 1994 Decree. We anticipate requesting a rehearing of this case by the Ninth Circuit Court of Appeals. However, there can be no assurance as to the success of any rehearing or appeal.

Shortly after the Ninth Circuit Court of Appeals ruling in December 2005, we received notice that the EPA allegedly incurred $14.6 million in costs relating to the Bunker Hill site from January 2002 to March 2005. The notice was provided so that we and ASARCO may have an opportunity to review and comment on the EPA’s alleged costs prior to the EPA’s submission of a formal demand for reimbursement. We expect to receive a formal demand for reimbursement during the first quarter of 2006. We are reviewing the costs submitted by the EPA to determine whether we have any obligation to pay any portion of the EPA’s alleged costs and whether under U.S. generally accepted accounting principles we are required to increase our accrual for our portion of liability relating to the Bunker Hill Site. We anticipate exercising our right to challenge reimbursement of the alleged costs under the Decree in the event of a formal demand for payment in the future. However, an unsuccessful challenge would likely require us to increase our expenditures and/or accrual relating to the Bunker Hill site, which could be materially adverse to our financial results or condition.

In December 2005, we declared a regular quarterly dividend of $0.875 per share on the outstanding Preferred B shares for the fourth quarter of 2005 which was paid on the scheduled date.

In December 2005, we entered into a letter agreement for the possible sale of our Noche Buena project located in Sonora, Mexico. The sale is subject to entry into a definitive purchase and sale agreement and customary conditions of closing.

See “Risk Factors” for more information regarding our recent developments.

Selected Financial Data

The following table (in thousands except per share amounts, common shares issued, stockholders of record, and employees) sets forth selected historical consolidated financial data as of and for each of the nine-month periods ended September 30, 2005 and 2004 and for the years ended years ended December 31, 2000 through 2004. The selected financial data for the nine-month periods ended September 30, 2005 and 2004 are from unaudited consolidated financial statements that are incorporated by reference in this prospectus. The selected financial data for the years ended years ended December 31, 2000 through 2004 is derived from our audited financial statements. The data set forth below should be read in conjunction with, and is qualified in its entirety by, our consolidated financial statements, the related notes to those financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our annual and periodic reports, which are incorporated herein by reference. Our historical financial information may not be indicative of our future results of operations or financial position.

	Nine months ended Sept. 30,		Twelve months ended Dec. 31,
	2005	2004	2004	2003 (1)	2002	2001	2000
Sales of products	$80,117	$102,080	$130,826	$116,353	$105,700	$85,247	$75,850

Income (loss) from continuing
operations before cumulative
effect of change in accounting
principle (1)	$(18,136)	$(2,364)	$(6,134)	$(7,088)	$10,863	$(9,582)	$(84,847)
Income (loss) from discontinued
operations (2)	—	—	—	—	(2,224)	11,922	1,529

Net income (loss)	(18,136)	(2,364)	(6,134)	(6,016)	8,639	2,340	(83,965)
Preferred stock dividends (3)	(414)	(11,464)	(11,602)	(12,154)	(23,253)	(8,050)	(8,050)

Loss applicable to
common shareholders (3)	$(18,550)	$(13,828)	$(17,736)	$(18,170)	$(14,614)	$(5,710)	$(92,015)

Loss from continuing operations
per common share	$(0.16)	$(0.12)	$(0.15)	$(0.16)	$(0.15)	$(0.25)	$(1.39)

Basic and diluted loss per
common share	$(0.16)	$(0.12)	$(0.15)	$(0.16)	$(0.18)	$(0.08)	$(1.38)

Total assets	$266,278	$283,228	$279,448	$278,195	$160,141	$153,116	$194,836

Accrued reclamation & closure
costs	$72,001	$74,569	$75,188	$70,632	$49,723	$52,481	$58,710

Noncurrent portion of debt	$—	$—	$—	$2,341	$4,657	$11,948	$10,041

Cash dividends paid per
common share	$—	$—	$—	$—	$—	$—	$—

Cash dividends paid per preferred
share (3)	$18.35	$—	$—	$—	$—	$—	$1.75

Common shares issued	118,572,135	118,299,861	118,350,861	115,543,695	86,187,468	73,068,796	66,859,752

(1)	On January 1, 2003, we adopted SFAS No. 143 “Accounting for Asset Retirement Obligations,” which resulted in a positive cumulative effect of a change in accounting principle of $1.1 million. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. SFAS No. 143 requires us to record a liability for the present value of an estimated environmental remediation cost and the related asset created with it.

(2)	During 2000, in furtherance of our determination to focus our operations on silver and gold mining and to raise cash to reduce debt and provide working capital, our board of directors made the decision to sell our industrial minerals segment. As such, the industrial minerals segment has been recorded as a discontinued operation as of and for each of the three years in the period ended December 31, 2002. The balance sheets for December 31, 2001 and 2000 have been reclassified to reflect the net assets of the industrial minerals segment as a discontinued operation.

(3)	As of December 31, 2004, we had not declared or paid $2.3 million of Series B preferred stock dividends. As the dividends are cumulative, they were reported in determining the income (loss) applicable to common stockholders, but excluded in the amount reported as cash dividends paid per preferred share. In July 2005, we paid outstanding dividends in arrears on our Series B Cumulative Convertible Preferred Stock totaling approximately $2.3 million. The cash dividend in arrears was paid on July 1, 2005, to shareholders of record as of June 16, 2005. Additionally, we declared regular quarterly dividends of $0.875 per share on the outstanding Preferred B shares for the second, third and fourth quarters of 2005 which were paid on their scheduled dates.

Plan of Distribution

The common stock and warrants covered by this prospectus are available for use in connection with acquisitions by us of other businesses, assets or securities. The consideration offered by us in such acquisitions, in addition to any securities offered by this prospectus, may include cash, certain assets and/or assumption by us of liabilities of the businesses, assets or securities being acquired. The amount and type of consideration we will offer and the other specific terms of each acquisition will be determined by negotiations with the owners or controlling persons of the businesses, assets or securities to be acquired after taking into account the current and anticipated future value of such businesses, assets or securities, along with all other relevant factors. The securities issued to the owners of the businesses, assets or securities to be acquired normally are valued at a price reasonably related to the market value of such common shares either at the time an agreement is reached regarding the terms of the acquisition or upon delivery of the shares.

We may offer and issue shares of our common stock and warrants to purchase shares of common stock from time to time in connection with direct and indirect acquisitions of other businesses, properties or assets. We will not receive any cash proceeds from these offerings. We will furnish this prospectus to the security holders or owners of the businesses, properties or assets we are acquiring in exchange for the shares and warrants we offer by this prospectus.

Except in the case of certain expenses incurred by selling shareholders selling hereunder, we will pay all expenses of the offering of shares and warrants by this prospectus. We will not pay any underwriting discounts or commissions in connection with the issuance of these securities, although we may pay finder’s or investment banking fees with respect to specific acquisitions. Any person receiving a finder’s or investment banking fee may be deemed to be an “underwriter” within the meaning of the Securities Act.

We may permit individuals or entities who have received or will receive our common shares in connection with the acquisitions described above, or their transferees or successors-in-interest, to use this prospectus to cover their resale of such shares. We will furnish this prospectus to the security holders or owners of the businesses, properties or assets we are acquiring in exchange for the shares and warrants we offer by this prospectus.

Selling Shareholders

The selling shareholders listed in any amendment to the registration statement of which this prospectus is a part, or supplement to this prospectus, and any transferees or successors-in-interest to those persons, may from time to time offer and sell, pursuant to this prospectus, some or all of the common shares or warrants, or common shares issued on exercise of warrants, covered by this prospectus. We will not receive any cash proceeds from the sale of securities under this prospectus.

Resales by selling shareholders may be made directly to investors or through a securities firm acting as an underwriter, broker or dealer. When resales are to be made through a securities firm, such securities firm may be engaged to act as the selling shareholder’s agent in the sale of the shares by such selling shareholder, or the securities firm may purchase shares from such selling shareholder as principal and thereafter resell such shares from time to time. The fees earned by or paid to such securities firm may be the normal stock exchange commissions or negotiated commissions or underwriting discounts to the extent permissible. In addition, such securities firm may effect resales through other securities dealers, and customary commissions or concessions to such other dealers may be allowed. Sales of securities may be at negotiated prices, at fixed prices, at market prices or at prices related to market prices then prevailing. Any such sales may be made on the New York Stock Exchange by block trade, in special or other offerings, directly to investors or through a securities firm acting as agent or principal, or a combination of such methods. Any participating securities firm may be indemnified against certain liabilities, including liabilities under the Securities Act. Any participating securities firm may be deemed to be an underwriter within the meaning of the Securities Act, and any commissions earned by such firm may be deemed to be underwriting discounts or commissions under the Securities Act.

In connection with resales of the securities sold hereunder, a prospectus supplement, if required, will be filed under Rule 424(b) under the Securities Act, disclosing the name of the selling shareholder, the participating securities firm, if any, the number of shares involved, any material relationship the selling shareholder may have with us or our affiliates, and other details of such resale to the extent appropriate. Information concerning the selling shareholders will be obtained from the selling shareholders.

Shareholders may also offer common shares issued in past and future acquisitions by means of prospectuses under other available registration statements or pursuant to exemptions from the registration requirements of the Securities Act, including sales which meet the requirements of Rule 145(d) under that Act, and shareholders should seek the advice of their own counsel with respect to the legal requirements for such sales.

Description of Capital Stock

Common Stock

We are authorized to issue 200,000,000 shares of common stock, $0.25 par value per share, of which 118,602,135 shares of common stock were issued and outstanding as of January 23, 2006.

Subject to the rights of the holders of any outstanding shares of preferred stock, each share of common stock is entitled to:

•	one vote on all matters presented to the stockholders, with no cumulative voting rights;

•

receive such dividends as may be declared by the board of directors out of funds legally available therefor (we have no present intention of paying dividends on our common stock in the foreseeable future); and

•	in the event of our liquidation or dissolution, share ratably in any distribution of our assets.

Holders of shares of common stock do not have preemptive rights or other rights to subscribe for unissued or treasury shares or securities convertible into such shares, and no redemption or sinking fund provisions are applicable. All outstanding shares of common stock are fully paid and nonassessable.

All of our currently outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “HL.”

Rights

Each share of our common stock is accompanied by a Series A junior participating preferred stock purchase right (a “Right”) that trades with the share of common stock. Upon the terms and subject to the conditions of our Rights Agreement dated as of May 10, 1996 (the “Rights Agreement”), a holder of a Right is entitled to purchase one one-hundredth of a share of Series A preferred stock at an exercise price of $50, subject to adjustment in several circumstances, including upon merger. The Rights are currently represented by the certificates for our common stock and are not transferable apart therefrom. Transferable rights certificates will be issued at the earlier of (i) the 10th day after the public announcement that any person or group has acquired beneficial ownership of 15% or more of our common stock (an “Acquiring Person”) or (ii) the 10th day after a person commences, or announces an intention to commence, a tender or exchange offer the consummation of which would result in any person or group becoming an Acquiring Person. The 15% threshold for becoming an Acquiring Person may be reduced by the board of directors to not less than 10% prior to any such acquisition.

All the outstanding Rights may be redeemed by us for $0.01 per Right prior to such time that any person or group becomes an Acquiring Person. Under certain circumstances, the board of directors may decide to exchange each Right (except Rights held by an Acquiring Person) for one share of common stock. The Rights will expire during May 2006 unless renewed or redeemed.

A Right is currently attached to each issued and outstanding share of common stock. As long as the Rights are attached to and evidenced by the certificates representing our common stock, we will continue to issue one Right with each share of common stock that we issue.

The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire us on terms not approved by the board of directors. The Rights should not interfere with any merger or other business combination approved by the board of directors since the Rights may be redeemed by us prior to the consummation of such transactions.

The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement, specifying the terms of the Rights, which is filed as Exhibit 4.2 to the registration statement of which this prospectus is a part.

Preferred Stock

Our certificate of incorporation authorizes us to issue 5,000,000 shares of preferred stock, par value $0.25 per share. The preferred stock is issuable in series with such voting rights, if any, designations, powers, preferences and other rights and such qualifications, limitations and restrictions as may be determined by our board of directors or a duly authorized committee thereof, without stockholder approval. The board may fix the number of shares constituting each series and increase or decrease the number of shares of any series.

As of January 23, 2006, there were 157,816 shares of Series B Cumulative Convertible Preferred Stock issued and outstanding. In addition, shares of preferred stock have been designated by us as Series A Junior Participating Preferred Shares and are reserved for issuance upon the exercise of certain preferred stock purchase rights associated with each share of outstanding common stock, as described above. See “Description of Capital Stock — Rights.”

Ranking

The Series B preferred stock ranks senior to our common stock and any shares of Series A preferred stock issued pursuant to the Rights (as defined above) with respect to payment of dividends and amounts upon liquidation, dissolution or winding up.

While any shares of Series B preferred stock are outstanding, the affirmative vote or consent of the holders of 66% of the outstanding shares of Series B preferred stock and any other series of preferred stock ranking on a parity with the Series B preferred stock as to dividends and upon liquidation, dissolution or winding up (a “Parity Stock”), voting as a single class without regard to series, is necessary to authorize, create or issue any class or series of stock that ranks senior to the Series B preferred stock as to dividends or upon liquidation, dissolution or winding up. However, we may create additional classes of Parity Stock or Junior Stock (as defined below), increase the authorized number of shares of Parity Stock or Junior Stock or issue series of Parity or Junior Stock without the consent of any holder of Series B preferred stock. See “Voting Rights.”

Dividends

Series B preferred stockholders are entitled to receive, when, as and if declared by the board of directors out of our assets legally available therefor, cumulative cash dividends at the rate per annum of $3.50 per share of Series B preferred stock. Dividends on the Series B preferred stock are payable quarterly in arrears on October 1, January 1, April 1 and July 1 of each year (and, in the case of any undeclared and unpaid dividends, at such additional times and for such interim periods, if any, as determined by the board of directors), at such annual rate. Each such dividend is payable to holders of record as they appear on our stock records at the close of business on such record dates, which shall not be more than 60 days or less than 10 days preceding the payment dates corresponding thereto, as shall be fixed by the board of directors or a duly authorized committee thereof. Dividends are cumulative from the date of the original issuance of the Series B preferred stock, whether or not in any dividend period or periods we have assets legally available for the payment of such dividends. Accumulations of dividends on shares of Series B preferred stock do not bear interest. Dividends payable on the Series B preferred stock for any period greater or less than a full dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the Series B preferred stock for each full dividend period are computed by dividing the annual dividend rate by four.

Except as provided in the next sentence, no dividend will be declared or paid on any Parity Stock unless full cumulative dividends have been paid on the Series B preferred stock for all prior dividend periods. If cumulative dividends on the Series B preferred stock for all prior dividend periods have not been declared or paid in full, then any dividend declared on the Series B preferred stock for any dividend period and on any Parity Stock will be declared ratably in proportion to undeclared and unpaid dividends on the Series B preferred stock and such Parity Stock.

We will not (i) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Junior Stock (as defined below) or (ii) redeem, purchase or otherwise acquire for consideration any Junior Stock or Parity Stock through a sinking fund or otherwise (except by conversion into, or exchange for shares of, Junior Stock, and other than a redemption or purchase or other acquisition of shares of our common stock made for purposes of our employee incentive or benefit plans), unless all undeclared and unpaid dividends with respect to the Series B preferred stock and any Parity Stock at the time such dividends are payable have been paid or funds have been set apart for payment of such dividends.

As used herein, (i) the term “dividend” does not include dividends payable solely in shares of Junior Stock on Junior Stock, or in options, warrants or rights to holders of Junior Stock to subscribe for or purchase any Junior Stock, and (ii) the term “Junior Stock” means our common stock, any Series A preferred shares issued pursuant to the Rights, and any other class of our capital stock issued and outstanding that ranks junior as to the payment of dividends or amounts payable upon liquidation, dissolution and winding up to the Series B preferred stock. There can be no assurance that dividends will be paid in the future.

Liquidation Preference

The Series B preferred stockholders are entitled to receive, in the event that we are liquidated, dissolved or wound up, whether voluntarily or involuntarily, $50.00 per share of Series B preferred stock plus an amount per share of Series B preferred stock equal to all dividends (whether or not earned or declared) undeclared and unpaid thereon to the date of final distribution to such holders (the “Liquidation Preference”), and no more.

Until the Series B preferred stockholders have been paid the Liquidation Preference in full, no payment will be made to any holder of Junior Stock upon our liquidation, dissolution or winding up. If, upon any liquidation, dissolution or winding up, our assets, or proceeds thereof, distributable among the holders of the shares of Series B preferred stock are insufficient to pay in full the Liquidation Preference and the Liquidation Preference with respect to any other shares of Parity Stock, then such assets, or the proceeds thereof, will be distributed among the holders of shares of Series B preferred stock and any such Parity Stock ratably in accordance with the respective amounts, which would be payable on such shares of Series B preferred stock and any such Parity Stock if all amounts payable thereof were paid in full. Neither a consolidation, merger or business combination of us with or into another corporation nor a sale or transfer of all or substantially all of our assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary.

See “Risk Factors – Our preferred stock has a liquidation preference of $50 per share or $7.9 million.”

Voting Rights

Except as indicated below, or except as otherwise from time to time required by applicable law, the Series B preferred stockholders have no voting rights and their consent is not required for taking any corporate action. When and if the Series B preferred stockholders are entitled to vote, each holder will be entitled to one vote per share.

In the event we have not declared and paid six quarterly dividends on the Series B preferred stock, the Series B preferred stockholders, voting as a single class, are entitled to elect two additional directors to the board at the next annual meeting. The Series B preferred stockholders will have the right to elect two directors (never to total more than two) at each subsequent annual meeting, until such time as all cumulative dividends have been paid in full. Because of past dividend arrearages, since declared and paid, we had two directorships elected by the Series B preferred stockholders from May 2002 to May 2005.

The affirmative vote or consent of the holders of 66 2/3% of the outstanding shares of the Series B preferred stock, voting separately as a class, is required for any amendment of our certificate of incorporation, which alters or changes the powers, preferences, privileges or rights of the Series B preferred stock so as to materially adversely affect the holders thereof. The affirmative vote or consent of the holders of shares representing 66 2/3% of the outstanding shares of the Series B preferred stock and any other series of Parity Stock, voting as a single class without regard to series, is required to authorize the creation or issue of, or reclassify, any of our authorized stock into, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any additional class or series of stock ranking senior to all such series of Parity Stock. However, we may create additional classes of Parity and Junior Stock, increase the number of shares of Parity and Junior Stock and issue additional series of Parity and Junior Stock without the consent of any holder of Series B preferred stock.

Change in Control Provisions

See “Risk Factors – Our stockholders rights plan and provisions in our certificate of incorporation, our bylaws, and Delaware law could delay or deter tender offers or takeover attempts that may offer you a premium for your common stock.”

Description of Warrants

We may issue warrants for the purchase of our common stock or units of two or more of these types of securities. Warrants may be issued independently or together with common stock and may be attached to or separate from these securities. Each series of warrants will be issued under a separate warrant agreement. We will distribute a prospectus supplement with regard to each issue or series of warrants.

Each prospectus supplement for warrants to purchase preferred stock or common stock, will describe:

•	the title of the warrants;

•	the securities for which the warrants are exercisable;

•	the price or prices at which the warrants will be issued;

•	if applicable, the number of the warrants issued with each share of our common stock;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	any provisions for adjustment of the number or amount of shares of our common stock receivable upon exercise of the warrants or the exercise price of the warrants;

•	if applicable, a discussion of material federal income tax considerations; and

•	any other material terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

Exercise of Warrants

Each warrant will entitle the holder of the warrant to purchase shares of common stock at the exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the warrants offered in the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the shares of common stock to be purchased upon such exercise. If less than all of the warrants represented by a warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

Prior to the exercise of any warrants to purchase common stock, holders of the warrants will not have any of the rights of holders of the common stock purchasable upon exercise, including the right to vote or to receive any payments of dividends on the common stock purchasable upon exercise.

Legal Matters

Certain legal matters with respect to the securities offered by this prospectus will be passed upon for us by Bell, Boyd & Lloyd LLC, Chicago, Illinois.

Experts

The consolidated financial statements and schedules of Hecla Mining Company (excluding Greens Creek Joint Venture) as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, incorporated by reference in this prospectus, have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report (in which they disclaim an opinion on management’s assessment on the effectiveness of internal control over reporting) incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The audited financial statements of Greens Creek Joint Venture, not separately presented in this registration statement on Form S-4 of Hecla Mining Company, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose report thereon is herein incorporated by reference. Such financial statements, to the extent they have been included in the financial statements of Hecla Mining Company, have been so included in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.